DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

August 15, 2025

VIA EDGAR
==========
Mark Cowan
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Mr. Cowan,
On June 20, 2025, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Select STOXX Europe Aerospace & Defense ETF (the “Fund”). On July 25, 2025, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Comment 1. In “Principal Risks of Investing in the Fund – Derivates Risk”, it references forward contracts and the use of swaps for hedging purposes. Please revise the strategy to include a discussion of the use of forward contracts and swaps for hedging purposes or remove the references to those items in the risk.
Response. The Registrant has revised the risk to remove reference to the items noted.

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If you have any questions or comments, please contact the undersigned at 404.736.7863.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle